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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of March 2003

Commission File Number:  0-27346

TRIPLE P N.V.
(Translation of registrant's name into English)

Ir. D.S. Tuynmanweg 10,
4131 PN Vianen, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

        On March 5, 2003, the Company issued a press release announcing its results of operations for the fiscal year ended December 31, 2002. The press release includes the Company's Consolidated Balance Sheets, Consolidated Statements of Operations and a comparison of results of operations for the fourth quarter 2002 with the fourth quarter of 2001 as well as a comparison of results of operations for the 2002 fiscal year with the 2001 fiscal year. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

99.1
Press Release issued on March 5, 2003

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRIPLE P N.V.
By:	/s/ ROBERT PIJSELMAN Robert Pijselman Chief Executive Officer
By:	/s/ PETER VAN DEN OORD Peter van den Oord Chief Financial Officer

Date: March 12, 2003

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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Of the Securities Exchange Act of 1934
TRIPLE P N.V. (Translation of registrant's name into English)
Ir. D.S. Tuynmanweg 10, 4131 PN Vianen, The Netherlands (Address of principal executive offices)